Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CORNER GROWTH ACQUISITION CORP. 2

RESOLVED, as a special resolution, that:

i) Article 49.7 of the Articles of Association of the Company be deleted and replaced as follows:

“In the event that the Company does not consummate a Business Combination within 21 months from the consummation of the IPO, or such later time as the Members may approve by special resolution, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

ii) Article 49.8 of the Articles of Association of the Company be deleted and replaced as follows:

“In the event that any amendment is made to this Article:

(a) that would modify the substance or timing of the Company’s obligation to:

(i) provide for the redemption of the Public Shares in connection with a Business Combination; or

(ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within 21 months from the closing of the IPO, or such later time as the Members may approve by special resolution; or

(b) with respect to any other provision relating to the rights of holders of the Class A Shares; each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes paid or payable) and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

iii) Article 49.10 of the Articles of Association of the Company be deleted and replaced as follows:

“After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a) receive funds from the Trust Account; or

(b) vote as a class with the Public Shares:

(i) on the Company’s initial Business Combination or on any other proposal presented to Members prior to or in connection with the completion of an initial Business Combination; or

(ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time the Company has to consummate a business combination beyond twenty-one (21) months from the closing of the IPO or (y) amend this Article 49.10.”